Exhibit 23.1

The Board of Directors and
  Stockholders
Transmedia Network Inc.:

We consent to incorporation by reference in the registration statement (No. 33-9002) on Form S-4 of Transmedia Network, Inc. of our report dated December 6, 1996, except as to notes 13 and 16, which are dated as of December 24, 1996, relating to the consolidated balance sheets of Transmedia Network Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the years in the three-year period ended September 30, 1996, and all related schedules, which report appears in the September 30, 1996 annual report on Form 10-K of Transmedia Network Inc.


Miami, Florida
January 2, 1997